ANIMAS RESOURCES LTD. TSX-V: ANI
#410-325 Howe St., Vancouver, BC Canada V6C 1Z7 • Tel: 604-687-6197 • Fax: 604-688-3392 •

May 15, 2009

NR 09-9

Animas Resources announces $1.5 million financing

Vancouver B.C. - Animas Resources Ltd. (“Animas” or the “Company”) has arranged a non-brokered private placement of 4.3 million Units at $0.35 per Unit for gross proceeds of $1,505,000. The financing proceeds will be used for drilling at the Santa Gertrudis gold property.

Each Unit is comprised of one common share and one-half of one non-transferable warrant. Each whole warrant entitles the holder to purchase one additional common share for a period of 24 months at a price of $0.60 per common share during the first 12 months from closing and $0.75 per common share during the final 12 months.

Gregory E. McKelvey, President and CEO, commented that “this additional funding, combined with our recently announced cost reductions, and with our current cash position, will allow us to continue to focus on moving the exploration ahead with the planned major drilling program at Santa Gertrudis. We continue to be in a strong financial position and our strong geological team is eager to drill the best targets focused on discovering large gold deposits at Santa Gertrudis.”

About Animas Resources Ltd.

Animas Resources Ltd., a North American mineral resource company focused on acquisition and discovery in Latin America, has re-consolidated the Santa Teresa District's Santa Gertrudis gold deposits and prospects within a 562 square kilometer land holding. Our mission is to grow Animas Resources through discovery and acquisition of high quality mineral deposits and to build upon the historic gold resource base at Santa Gertrudis, Mexico, and maintain a pipeline of only the highest quality projects.

This news release was prepared by Company management, who take full responsibility for its content. For additional information, contact Animas Resources Ltd. at 604-687-6197, or you may register to receive future news releases at www.animasresources.com.

“Gregory E. McKelvey”

Gregory E. McKelvey, President & Director

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

This press release contains "forward-looking information" which may include, but is not limited to, statements with respect to drilling plans, timing of our planned NI 43-101 resource report, timing of assays, resource estimates, projections, our planned exploration and drilling programs, the availability of future financing for exploration and other plans, projections, estimates and expectations. Such forward-looking statements reflect our current views with respect to future events and are subject to certain risks, uncertainties and assumptions, including, the risks and uncertainties outlined in our most recent financial statements and reports and registration statement filed with the Canadian securities administrators (available at www.sedar.com). Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those anticipated, believed, estimated or expected.